EXHIBIT A(5)(bb)



                      (Only we can endorse this contract.)

This endorsement is attached to and made a part of this contract on the contract date:

Beginning in 1986 you may be able to surrender all or part of any existing Variable Insurance Amount and receive its cash value without surrendering the contract. The total death benefit will be reduced by the portion of Variable Insurance Amount which you surrender. The net cash value of the contract will be reduced by an amount which we compute by multiplying the portion of the Variable Insurance Amount which you surrender by the net single premium at the Insured's attained age on the date of the surrender; we show net single premiums on the Contract Data page(s). The guaranteed minimum death benefit will be reduced such that the difference between the total death benefit and the guaranteed minimum death benefit is the same percentage of cash value before and after surrender.

The cash value of the surrendered Variable Insurance Amount must be at least $500, and in multiples of $100 if greater, unless it is used to pay premiums on this contract or on other contracts with us.

You may make no more than two such surrenders in a contract year without our permission.

If you ask us in writing in a form that meets our needs, we will tell you:

     1. Your Variable Insurance Amount;

     2. The cash value of your Variable Insurance Amount;

     3. The reduction in total death benefit and guaranteed minimum death benefit if you surrender all of your Variable Insurance Amount; and

     4. The reduction in total death benefit and guaranteed minimum death benefit if you surrender a permitted amount of your choice which is less than all of your Variable Insurance Amount.

                                                Pruco Life Insurance Company,


                                                By /s/ ISABELLE L. KIRCHNER
                                                  ___________________________
                                                            Secretary


PLI 104--84                                                 Printed in U.S.A




                               II-113